SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                           ---------------------------


                                   FORM 8-A/A1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                               INAMED CORPORATION
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

            FLORIDA                                      1-9741
--------------------------------------------------------------------------------
(State or other jurisdiction of                      (I.R.S. employer
incorporation or organization)                       identification no.)

3800 Howard Hughes Parkway, Suite 900
Las Vegas, Nevada                                         10954
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(Address of principal executive offices)               (Zip code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class                             Name of each exchange on which
to be so registered                             each class is to be registered
--------------------------------------------------------------------------------

Common Stock Purchase Rights                            Pacific Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

          On May 23, 1997, the Board of Directors of Inamed Corporation (the "Company") declared a dividend of one Common Stock purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share, of the Company (the "Common Stock"). The dividend is payable on June 13, 1997 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock of the Company at a price of $80 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of June 2, 1997, between the
Company  and U.S.  Stock  Transfer  Corporation,  as Rights  Agent (the  "Rights
Agent").

          Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of the Summary of Rights attached thereto.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be transferred with and only with the Common Stock, (ii) new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 2, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right

Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with the Rights. Shares of Common Stock issued after the Distribution Date will be issued with the Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

          The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock or securities convertible into Common Stock with a conversion price, less than the then-current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

          In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon exercise, Common Stock having a market value of two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of the events set forth above until they are no longer redeemable by the Company as set forth below.

          In the event that at any time  following the Stock  Acquisition  Date,
(i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold or transferred, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or of a share of a class or series of the Company's preference stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued (and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

          At any time until 10 days following the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors of the Company (with the concurrence of Continuing Directors (as defined in the Rights Agreement)) may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the Rights will terminate and the only right the holders of Rights will have is to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors of the Company (with the concurrence of Continuing Directors) prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company (with the concurrence of Continuing Directors) only to cure an ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the shareholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the

Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock.

          The Rights Agreement, dated as of June 2, 1997, between the Company and the Rights Agent, specifying the terms of the Rights which includes as Exhibit A the Rights Certificate, and Amendment No. 1 to the Rights Agreement dated as of June 13, 1997, are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

ITEM 2.   EXHIBITS.

          1. Rights Agreement, dated as of June 2, 1997, between Inamed Corporation and U.S. Stock Transfer Corporation, which includes the form of the Rights Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B (previously filed with the Commission on June 10, 1997 on Form 8-A).

          2. Form of Letter from the Board of Directors of Inamed Corporation to Shareholders to be mailed with copies of the Summary of Rights appearing as Exhibit B to Exhibit 1 hereto (previously filed with the Commission on June 10, 1997 on Form 8-A).

          3. Amendment No. 1 to Rights Agreement, dated as of June 13, 1997, between Inamed Corporation and U.S. Stock Transfer Corporation.

                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  June 18, 1997                    INAMED CORPORATION



                                         By:  /s/ DONALD K. MCGHAN
                                              -------------------------
                                              Name:  Donald K. McGhan
                                              Title: Chairman and Chief
                                                     Executive Officer

                                  EXHIBIT LIST

1. Rights Agreement, dated as of dated as of June 2, 1997, between Inamed Corporation and U.S. Stock Transfer Corporation, which includes the form of the Rights Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B (previously filed with the Commission on June 10, 1997 on Form 8-A).

2. Form of Letter from the Board of Directors of Inamed Corporation to Shareholders to be mailed with copies of the Summary of Rights appearing as Exhibit B to Exhibit 1 hereto (previously filed with the Commission on June 10, 1997 on Form 8-A).

3. Amendment No. 1 to Rights Agreement, dated as of June 13, 1997, between Inamed Corporation and U.S. Stock Transfer Corporation.


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